Exhibit 12.1

CHARTER COMMUNICATIONS HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2003	2004	2005	2006	2007

Earnings

Loss from Operations before Minority Interest and Income Taxes	$(745)	$(3,614)	$(830)	$(1,104)	$(1,346)
Fixed Charges	1,493	1,625	1,746	1,818	1,818

Total Earnings	$748	$(1,989)	$916	$714	$472

Fixed Charges
Interest Expense	$1,452	$1,576	$1,696	$1,779	$1,785
Amortization of Debt Costs	34	42	43	32	26
Interest Element of Rentals	7	7	7	7	7

Total Fixed Charges	$1,493	$1,625	$1,746	$1,818	$1,818

Ratio of Earnings to Fixed Charges (1)	-	-	-	-	-

(1) Earnings for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 were insufficient to cover fixed charges by $745 million, $3.6 billion, $830 million, $1.1 billion, and $1.3 billion, respectively. As a result of such deficiencies, the ratios are not presented above.